Radics & Co., LLC

Fax Memo
To:              Kevin Vaughn - United States Securities and Exchange Commission
                 [1-202-942-9530]
From:            Alan Molin
Pages:           6
CC:              Barry Morgan, Files
Date:            November 24, 2004

Re:              Kearny Financial Corp.

--------------------------------------------------------------------------------

Attached are the consolidated financial statements (w/o notes) as revised based upon the conference call discussion on Monday, November 22nd.

     Summary of Changes
     ------------------

     Statements of Financial Condition - Minority Interest removed; Equity now reflects historical amounts. Shares outstanding (see separate discussion below) adjusted at prior year end to include West Essex shares.

     Statements of Income - All references to Minority Interest removed; EPS and average shares outstanding include shares of West Essex and Pulaski (see separate discussion below).

     Statements of Changes in Stockholders' Equity - Revised to include equity accounts of West Essex and Pulaski on a historical basis.

     Statement of Cash Flows - Net income revised to exclude minority income adjustment (consistent with income statement) and last element in operating activities revised to include only ESOP and Incentive Plan expenses (which are separately disclosed in change in equity statement). Small rounding differences ($3 or less) were corrected.

Kevin Vaughn - United States Securities and Exchange Commission               2.





     Shares of Common Stock of West Essex and Pulaski - The shares of common stock (outstanding, in treasury, weighted averages, etc.) of West Essex and Pulaski have been adjusted to a comparable basis with existing Kearny shares (as if a stock for stock transaction) based on book value per share. The conversion rates to one share of Kearny stock were approximately 2,816 shares of West Essex stock and 1,797 shares of Pulaski stock.



Please review the above and the attached and provide your thoughts thereon. Once the basic financial statements are straightened away, we can revise to note disclosure accordingly. Thank you for your attention and assistance.


                                                          /s/Alan Molin
                                                          Alan Molin

                                                                                                           June 30,
                                                                                              -----------------------------------
                                                                                Notes               2004              2003
                                                                          ------------------  -----------------  ----------------
                                                                                                (In Thousands)
Assets
------

Cash and amounts due from depository institutions                                                     $ 21,008          $ 25,291
Interest-bearing deposits in other banks                                                                18,480            89,366
Federal funds sold                                                                                           -            11,000
Securities purchased under agreements to resell                                                              -           200,000
                                                                                                   -----------       -----------
       Cash and cash equivalents                                             1, 3 and 17                39,488           325,657

Securities available for sale                                                1, 4 and 17                41,564            37,840
Investment securities held to maturity                                     1, 5, 12 and 17             435,870           287,321
Loans receivable, including net deferred loan costs of $758 and $1,927       1, 6 and 17               510,938           514,341
   Less:  Allowance for loan losses                                            1 and 6                  (5,144)           (5,180)
                                                                                                   -----------       -----------
   Net loans receivable                                                                                505,794           509,161
                                                                                                   -----------       -----------
Mortgage-backed securities held to maturity                                  1, 7 and 17               771,353           681,619
Premises and equipment                                                         1 and 8                  26,649            19,884
Federal Home Loan Bank of  New York stock ("FHLB")                               12                     11,392            13,787
Interest receivable                                                          1, 9 and 17                 9,861             8,479
Goodwill and other intangible assets                                         1, 2 and 10                82,263            31,746
Deposit for acquisition of West Essex Bancorp, Inc.                               2                          -            67,853
Other assets                                                                  15 and 19                 12,284            13,135
                                                                                                   -----------       -----------

       Total assets                                                                                $ 1,936,518       $ 1,996,482
                                                                                                   ===========       ===========

Liabilities and stockholder's equity
------------------------------------

Liabilities
-----------

Deposits:                                                                   1, 11 and 17
  Non-interest bearing                                                                                  55,377            48,229
  Interest bearing                                                                                   1,482,133         1,565,455
                                                                                                   -----------       -----------

       Total deposits                                                                                1,537,510         1,613,684

Advances from FHLB                                                            12 and 17                 94,234            75,749
Advance payments by borrowers for taxes                                                                  4,224             4,213
Other liabilities                                                           1, 13 and 15                 7,045             7,167
                                                                                                   -----------       -----------
       Total liabilities                                                                             1,643,013         1,700,813
                                                                                                   -----------       -----------
Commitments and contingencies                                               1, 16 and 17

Stockholders' equity                                                    1, 2, 14, 15 and 18
--------------------

Preferred stock $0.10 par value, 25,000,000 shares authorized;
  none issued and outstanding                                                                                -                 -
Common stock $0.10 par value, 75,000,000 shares authorized;
  10,000 shares and 11,737 shares issued and outstanding                                                     1                 1
Paid in capital                                                                                            499            19,066
Retained earnings - substantially restricted                                                           282,959           273,970
Unearned Employee Stock Ownership Plan ("ESOP") shares                                                       -              (663)
Unearned Incentive Plan shares                                                                               -              (193)
Treasury stock, at cost; 126 shares at June 30, 2003                                                         -            (4,283)
Accumulated other comprehensive income                                                                  10,046             7,771
                                                                                                   -----------       -----------
       Total stockholders' equity                                                                      293,505           295,669
                                                                                                   -----------       -----------
       Total liabilities and stockholders' equity                                                  $ 1,936,518       $ 1,996,482
                                                                                                   ===========       ===========


                                                                                                Year Ended June 30,
                                                                               ---------------------------------------------
                                                                  Notes                    2004         2003         2002
                                                              ---------------  ---------------------------------------------
                                                                              (In Thousands, Except Share and Per Share Data)
Interest income:
     Loans                                                       1 and 5                 $ 28,919     $ 36,673     $ 43,258
     Mortgage-backed securities                                     1                      33,980       47,764       50,225
     Investment and available for sale securities                   1                      14,426        9,133        9,927
     Other interest earning assets                                                          1,329        2,922        2,752
                                                                                         --------     --------     --------
          Total interest income                                                            78,654       96,492      106,162
                                                                                         --------     --------     --------
Interest expense:
     Deposits                                                       11                     28,082       39,908       49,069
     Borrowings                                                                             4,018        4,787        5,374
                                                                                         --------     --------     --------
          Total interest expense                                                           32,100       44,695       54,443
                                                                                         --------     --------     --------
Net interest income                                                                        46,554       51,797       51,719

Provision for loan losses                                        1 and 5                        -            -            3
                                                                                         --------     --------     --------
Net interest income after provision for loan losses                                        46,554       51,797       51,716
                                                                                         --------     --------     --------
Non-interest income:
     Fees and service charges                                                                 681        1,002        1,057
     Trading account income                                                                     -            -           62
     Miscellaneous                                                                            879          845          646
                                                                                         --------     --------     --------
          Total non-interest income                                                         1,560        1,847        1,765
                                                                                         --------     --------     --------
Non-interest expenses:
     Salaries and employee benefits                              1 and 13                  16,522       16,962       15,468
     Net occupancy expense of premises                           1 and 8                    2,523        2,376        1,968
     Equipment                                                      1                       3,453        3,142        2,945
     Advertising                                                                              861          861          642
     Federal insurance premium                                                                587          620          542
     Amortization of goodwill and intangible assets            1, 2 and 10                    636          636        2,947
     Directors' fees                                                                          827          818          383
     Merger related expenses                                        2                         592       14,921          619
     Miscellaneous                                                                          3,471        4,016        3,551
                                                                                         --------     --------     --------
          Total non-interest expenses                                                      29,472       44,352       29,065
                                                                                         --------     --------     --------
Income before income taxes                                                                 18,642        9,292       24,416
Income taxes                                                     1 and 15                   5,745        5,237        7,926
                                                                                         --------     --------     --------
Net income                                                                               $ 12,897      $ 4,055     $ 16,490
                                                                                         ========      =======     ========

Net income per common share:
     Basic                                                                              $1,289.70      $337.53    $1,294.02
     Diluted                                                                             1,289.70       336.06     1,287.13
                                                                                        =========      =======    =========

Weighted average number of common shares outstanding:
     Basic                                                                                 10,000       12,014       12,743
     Diluted                                                                               10,000       12,066       12,811
                                                                                        =========      =======    =========

                                                          Retained                                           Accumulated
                          Common Stock                    Earnings -                 Unearned                   Other
                         ------------------     Paid in Substantially     Unearned   Incentive    Treasury  Comprehensive
                         hares      Amount      Capital   Restricted    ESOP Shares  Plan Shares    Stock       Income       Total
                         -----      ------      -------   ----------    -----------  -----------    -----       ------       -----
                                                                       (In Thousands)

Balance - June 30, 2001     13    $       1   $ 27,7391    $ 257,752    $    (971)   $    (668) $  (4,047)   $  10,304   $ 290,110
                                                                                                                         ---------
Net income for the year
  ended June 30, 2002       --           --          --       16,490           --           --         --           --      16,490

Unrealized loss
  on securities
  available for
  sale, net of
  deferred income
  tax benefit of $693       --           --          --           --           --           --         --       (1,261)     (1,261)
                                                                                                                         ---------
Comprehensive income        --           --          --           --           --           --         --           --      15,229
                                                                                                                         ---------
ESOP shares committed
  to be released            --           --         173           --          160           --         --           --         333

Incentive Plan
  shares earned             --           --          --           --           --          249         --           --         249

Treasury stock purchases    --           --          --           --           --           --     (2,530)          --      (2,530)

Treasury stock reissued     --           --          (6)          --           --           --        328           --         322

Cash dividends              --           --          --       (1,259)          --           --         --           --      (1,259)
                         -----    ---------   ---------    ---------      -------      -------    -------      -------   ---------

Balance - June 30, 2002     13            1      27,906      272,983         (811)        (419)    (6,249)       9,043     302,454
                                                                                                                         ---------
Net income for the year
  ended June 30, 2003       --           --          --        4,055           --           --         --           --       4,055

Unrealized loss on
  securities available
  for sale, net of
  deferred income
  tax benefit of $743       --           --          --           --           --           --         --       (1,272)     (1,272)
                                                                                                                         ---------
Comprehensive income        --           --          --           --           --           --         --           --       2,783
                                                                                                                         ---------
ESOP shares committed
  to be released            --           --         459           --          148           --         --           --         607

Incentive Plan
  shares earned             --           --          --           --           --          182         --           --         182

Treasury stock reissued     --           --         (20)          --           --           --        365           --         345

Cash dividends declared     --           --          --         (986)          --           --         --           --        (986)

Acquisition of
  Pulaski Bancorp, Inc.     (1)          --      (9,850)      (2,082)          --           44      1,601           --     (10,287)

Permanent tax benefit
  related to
  stock options             --           --         571           --           --           --         --           --         571
                         -----    ---------   ---------    ---------      -------      -------    -------      -------   ---------

Balance - June 30, 2003     12            1      19,066      273,970         (663)        (193)    (4,283)       7,771     295,669
                                                                                                                         ---------
Net income for the year
  ended June 30, 2004       --           --          --       12,897           --           --         --           --      12,897

Unrealized gain on
  securities available
  for sale, net of
  deferred income tax
  of $1,296                 --           --          --           --           --           --         --        2,275       2,275
                                                                                                                         ---------
Comprehensive income        --           --          --           --           --           --         --           --      15,172
                                                                                                                         ---------
Acquisition of
  West Essex Bancorp, Inc.  (2)          --     (18,567)      (3,908)         663          193      4,283           --     (17,336)
                         -----    ---------   ---------    ---------      -------      -------    -------      -------   ---------

Balance - June 30, 2004     10    $       1   $     499    $ 282,959      $    --      $    --    $    --      $10,046   $ 293,505
                         =====    =========   =========    =========      =======      =======    =======      =======   =========

                                                                                             Year Ended June 30,
                                                                                    -----------------------------------
                                                                                      2004          2003         2002
                                                                                    ---------    ---------    ---------
                                                                                            (In Thousands)
Cash flows from operating activities:
     Net income                                                                   $  12,897    $   4,055    $  16,490
     Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation and amortization of premises and equipment                       1,314        1,279        1,172
        Net amortization of premiums, discounts and loan
          fees and costs                                                              2,679        2,260          512
        Deferred income taxes                                                           556         (734)         (28)
        Amortization of goodwill and intangible assets                                  636          636        2,947
        Provision for loan losses                                                        --           --            3
        Purchase of trading securities                                                   --           --      (23,906)
        Proceeds from sale of trading securities                                         --           --       24,733
        Realized gains on trading securities                                             --           --          (31)
        Unrealized gain on trading securities                                            --           --          (31)
        (Increase) decrease in interest receivable                                   (1,381)         977          648
        (Increase) decrease in other assets                                             (17)      (1,461)      (1,406)
        (Decrease) in interest payable                                                 (376)        (375)        (718)
        (Decrease) increase in other liabilities                                     (1,705)       1,944          191
        ESOP and Incentive Plan expenses                                                 --          789          582
                                                                                  ---------    ---------    ---------
            Net cash provided by operating activities                                14,603        9,370       21,258
                                                                                  ---------    ---------    ---------
Cash flows from investing activities:
     Proceeds from maturity of term deposit                                              --           --          399
     Purchases of securities available for sale                                        (152)        (180)        (254)
     Proceeds from calls of securities available for sale                                --           --        1,000
     Purchases of investment securities held to maturity                           (263,187)    (261,813)     (56,013)
     Proceeds from calls and maturities
      of investment securities held to maturity                                     111,189      108,705      107,082
     Proceeds from repayments of investment securities held to maturity               3,612       73,154        4,776
     Purchase of loans                                                              (15,024)      (5,687)      (9,584)
     Proceeds on sale of student loans                                                   --          338           --
     Net decrease in loans receivable                                                16,922       86,934       20,718
     Purchases of mortgage-backed securities held to maturity                      (425,124)    (154,799)    (571,751)
     Principal repayments on mortgage-backed securities held to maturity            334,016      371,915      290,490
     Additions to premises and equipment                                             (8,079)      (3,714)      (4,426)
     Redemption (purchase) of FHLB Stock                                              2,395        1,954       (1,021)
     Cash paid for acquisition of minority interest in Pulaski Bancorp, Inc.             --      (26,433)          --
     Cash paid for acquisition of minority interest in West Essex Bancorp, Inc.          --      (67,853)          --
                                                                                  ---------    ---------    ---------
            Net cash (used in) provided by investing activities                    (243,432)     122,521     (218,584)
                                                                                  ---------    ---------    ---------
Cash flows from financing activities:
     Net (decrease) increase in deposits                                            (75,836)     134,221      138,328
     FHLB advances                                                                       --           --       34,000
     Repayment of FHLB advances                                                     (11,515)     (36,331)      (9,529)
     Net change in short-term borrowings from FHLB                                   30,000           --      (24,500)
     Increase (decrease) in advance payments by borrowers for taxes                      11         (445)        (320)
     Proceeds from issuance of common stock of West Essex Bancorp, Inc.                  --          345          277
     Purchase of treasury stock of West Essex Bancorp, Inc.                              --           --       (2,530)
     Dividends paid to minority stockholders of West Essex Bancorp, Inc. and
       Pulaski Bancorp, Inc.                                                             --       (1,054)      (1,171)
                                                                                  ---------    ---------    ---------
            Net cash (used in) provided by financing activities                     (57,340)      96,736      134,555
                                                                                  ---------    ---------    ---------

Net (decrease) increase in cash and cash equivalents                               (286,169)     228,627      (62,871)
Cash and cash equivalents - beginning                                               325,657       97,030      159,901
                                                                                  ---------    ---------    ---------
Cash and cash equivalents - ending                                                $  39,488    $ 325,657    $  97,030
                                                                                  =========    =========    =========

                                      F-5